Exhibit 99.7

Report of Independent Auditors

The Boards of Control of
Logan Generating Company, L.P. and
Keystone Urban Renewal Limited Partnership

We have audited the accompanying combined balance sheet of Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership as of December 31, 2002, and the related combined statements of operations, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audit. The combined financial statements of Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 23, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the combined financial position of Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership at December 31, 2002, and the combined results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

     /s/    Ernst & Young LLP

February 24, 2003
McLean, Virginia

Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership Combined Balance Sheets As of December 31, 2002 and 2001
	Assets
	2002	2001
Current assets:
Cash and cash equivalents	$ 7,628,948	$ 6,466,005
Restricted cash	60,508	216,022
Accounts receivable	8,106,171	8,915,073
Fuel inventory	2,549,290	1,738,341
Prepaid expenses	962,040	930,223
Total current assets	19,306,957	18,265,664

Land and easements	4,146,592	4,146,592

Property, plant and equipment, net of accumulated
depreciation of $94,304,891 and $83,203,504, respectively	418,620,552	428,267,203

Deferred financing costs, net of accumulated
amortization of $5,434,038 and $5,856,838, respectively	2,122,598	1,699,798
Total assets	$ 444,196,699	$ 452,379,257

Liabilities and Partners' Capital

Current liabilities:
Accounts payable	$ 2,675,641	$ 4,356,347
Accrued interest	629,669	1,334,693
Other accrued liabilities	6,332,520	4,678,508
Current portion of long-term debt	24,455,032	24,733,973
Total current liabilities	34,092,862	35,103,521

Bonds payable, net of current	90,000,000	90,000,000
Junior loan payable, net of current	3,183,795	3,510,047
Term loan payable, net of current	186,376,440	210,505,220
Total liabilities	313,653,097	339,118,788

Commitments and contingencies (Note 7)

Partners' capital:
Cogentrix/Logan, Inc.	65,410,137	56,768,570
Eagle Power Corporation	65,133,365	56,491,799
Granite Generating Company, L.P.	1	1
Keystone Cogeneration Company, L.P.	99	99
Total partners' capital	130,543,602	113,260,469
Total liabilities and partners' capital	$ 444,196,699	$ 452,379,257

The accompanying notes are an integral part of these combined financial statements.

Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership Combined Statements of Operations For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating Revenues:
Electric capacity and capacity bonus	$ 62,761,367	$ 63,369,593
Electric energy revenue	29,735,525	30,276,261
Steam	199,097	203,889
Interest rate mode agreement	13,130,679	21,145,918
Total revenues	105,826,668	114,995,661

Cost of Sales:
Fuel and ash	24,929,872	25,190,497
Operating and maintenance	14,242,518	14,662,041
Depreciation	11,101,387	11,012,041
Loss on disposal of assets	163,121	-
Total cost of sales	50,436,898	50,864,579

Gross Profit	55,389,770	64,131,082

Other Operating Expenses:
General and administrative	3,090,884	4,410,669
Taxes and insurance	2,870,423	2,638,697
Total other operating expenses	5,961,307	7,049,366
Operating Income	49,428,463	57,081,716

Non-Operating Expense (Income)
Interest expense	14,071,684	22,388,855
Interest income	(83,074)	(352,002)
Other	1,166,720	2,165,008
Net non-operating expense	15,155,330	24,201,861
Net income	$ 34,273,133	$ 32,879,855

The accompanying notes are an integral part of these combined financial statements.

Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership Combined Statements of Changes in Partners' Capital For the Years Ended December 31, 2002 and 2001

			Granite	Keystone	Total
	Cogentrix/	Eagle Power	Generating	Cogeneration	Partners'
	Logan, Inc.	Corporation	Company, L.P.	Company, L.P.	Capital
Partners' capital, December 31, 2000	$ 51,903,643	$ 51,626,871	$ 1	$ 99	$ 103,530,614

Capital distributions	(11,575,000)	(11,575,000)	-	-	(23,150,000)
Net income	16,439,927	16,439,928	-	-	32,879,855
Partners' capital, December 31, 2001	56,768,570	56,491,799	1	99	113,260,469

Capital distributions	(8,495,000)	(8,495,000)	-	-	(16,990,000)
Net income	17,136,567	17,136,566	-	-	34,273,133
Partners' capital, December 31, 2002	$ 65,410,137	$ 65,133,365	$ 1	$ 99	$ 130,543,602

The accompanying notes are an integral part of these combined financial statements.

Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership Combined Statements of Cash Flows For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:
Net income	$ 34,273,133	$ 32,879,855
Adjustments to reconcile net income to net cash
provided by operating activities-
Depreciation	11,101,387	11,012,041
(Decrease) increase in amortization of deferred financing costs	(422,799)	462,398
Loss on disposal of property, plant and equipment	163,121	-
Decrease in accounts receivable	808,902	4,509,207
Increase in fuel inventory	(810,949)	(298,862)
(Increase) decrease in prepaid expenses	(31,817)	407,855
(Decrease) increase in accounts payable and other accrued liabilities	(26,694)	2,707,665
Decrease in accrued interest	(705,024)	(1,534,519)
Net cash provided by operating activities	44,349,260	50,145,640

Cash flows from investing activities:
Additions to property, plant and equipment	(1,617,857)	(1,709,880)
Net cash used in investing activities	(1,617,857)	(1,709,880)

Cash flows from financing activities:
Decrease (increase) in restricted cash	155,514	(106,268)
Payments on capital lease obligations	-	(655)
Payment on term loan	(24,444,177)	(24,128,780)
Payment on junior loan	(289,797)	(257,665)
Capital distributions	(16,990,000)	(23,150,000)
Net cash used in financing activities	(41,568,460)	(47,643,368)

Net change in cash and cash equivalents	1,162,943	792,392
Cash and cash equivalents, beginning of year	6,466,005	5,673,613
Cash and cash equivalents, end of year	$ 7,628,948	$ 6,466,005

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 12,984,834	$ 21,256,273

The accompanying notes are an integral part of these combined financial statements.

Logan Generating Company, L.P.
And
Keystone Urban Renewal Limited Partnership

Notes to Combined Financial Statements
As of December 31, 2002 and 2001

1.     ORGANIZATION AND BUSINESS:

Logan Generating Company, L.P.

Logan Generating Company, L.P. ("Logan"), formerly Keystone Energy Service Company, L.P., is a Delaware limited partnership formed on October 10, 1991. The general partners of Logan are Eagle Power Corporation ("Eagle"), a California corporation and a wholly-owned subsidiary of PG&E National Energy Group, Inc. ("NEG Inc.") and Cogentrix/Logan, Inc. ("CLI"), a Delaware corporation and a wholly-owned subsidiary of Cogentrix Energy, Inc. ("Cogentrix"). The limited partner of Logan is Eagle.

Bechtel Generating Company, Inc. ("BGC"), a subsidiary of Bechtel Enterprises, Inc. entered into a Purchase Agreement dated March 6, 1998, with Cogentrix, whereby CLI purchased from BGC, on October 20, 1998, among other things, 98% (representing a 49% interest in Logan) of Aspen Power Corporation's ("Aspen"), a Delaware corporation and a wholly-owned subsidiary of BGC, general partnership interest. Also, concurrent with the purchase, Aspen's 1% remaining interest was converted to a limited partnership interest. Effective February 17, 2000, CLI purchased Aspen's remaining 1% interest, which was converted back into a general partnership interest.

The net operating profits and losses of Logan are allocated to CLI and Eagle (collectively, the "Partners") based on the following ownership percentages, as of December 31, 2002:

General Partners: CLI Eagle	50% 49%
Limited Partners: Eagle	1%

All distributions other than liquidating distributions will be made based on the Partners' percentage interest as shown above, in accordance with the project documents and at such times and in such amounts as the Board of Control of Logan determines.

Keystone Urban Renewal Limited Partnership

Keystone Urban Renewal Limited Partnership ("Urban") is a Delaware limited partnership formed on September 13, 1991. The general partner of Urban is Keystone Cogeneration Company, L. P. ("Keystone"), a Delaware limited partnership whose general partners are CLI (50%) and Eagle (49%) and whose limited partner is Eagle (1%). The limited partner of Urban is Granite Generating Company, L.P. ("Granite"), a Delaware limited partnership whose general partners are CLI (50%) and Eagle (49%) and whose limited partner is Eagle (1%).

BGC entered into a Purchase Agreement dated March 6, 1998, with Cogentrix whereby CLI purchased from BGC, on October 20, 1998, among other things, 98% (representing a 49% interest in Urban) of Aspen's general partnership interest. Also, concurrent with the purchase, Aspen's 1% remaining interest was converted to a limited partnership interest. Effective February 17, 2000, CLI purchased Aspen's remaining 1% interest, which was converted back into a general partnership interest.

The operating profits and losses of Urban are allocated to Keystone and Granite based on the following ownership percentages:

General Partner: Keystone	99%
Limited Partner: Granite	1%

All distributions other than liquidating distributions will be made based on the percentage interests as shown above, in accordance with the project documents and at such times and in such amounts as the general partner determines.

Project Business

Logan and Urban (collectively, the "Partnerships") were formed to develop, construct, own and operate a 225 megawatt ("MW") pulverized coal-fired cogeneration station (the "Project") in the Township of Logan, New Jersey. Urban holds title to the land upon which the Project is situated as well as the Project itself. Logan leases the Project from Urban pursuant to a facilities lease agreement dated April 1, 1992. The lease commenced on the first funding date of the Project's construction, and will terminate upon 1) the merger of the Partnerships, 2) mutual consent between the Partnerships and the Township of Logan, or 3) final payment of the Partnerships' obligations incurred to finance the Project. The Project is designed to produce electricity for sale to Atlantic City Electric/Conectiv ("AE/Conectiv") and process steam for sale to Ferro Corporation (see Note 5) for use in its industrial operations. The Project entered commercial operations and achieved final completion in 1994.

As a result of the sustained downturn in the electric energy industry, NEG, Inc. and certain of its consolidated affiliates have experienced a financial downturn which caused the major credit rating agencies to downgrade NEG, Inc. and certain of its consolidated affiliates' credit ratings to below investment grade. These entities are currently in default under various debt agreements and guaranteed equity commitments.

NEG, Inc. and its lenders are attempting to restructure these commitments. As part of the restructuring, NEG, Inc. and the affected affiliates are exploring various options to reduce their liquidity issues. These options include the abandonment, sale, or transfer of assets, and the reduction of NEG, Inc.'s energy trading operations.

If the lenders exercise their default remedies or if the financial commitments are not restructured, NEG, Inc. and the affected affiliates may be compelled to seek protection under or be forced into a proceeding under Chapter 11 of the U.S. Bankruptcy Code.

NEG, Inc. owns an indirect interest in the Partnerships, and through its wholly owned subsidiaries PG&E National Energy Group Company (NEG) and PG&E Operating Services Company (PG&EOSC) manages and operates the Project. Although the management of NEG, Inc. does not expect a NEG, Inc. bankruptcy to impact the Partnerships' operations. The partnerships cannot be certain that the insolvency or bankruptcy involving NEG Inc. or any of its affiliates, would not affect the Partnerships' operating contracts, debt agreements or assets.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Presentation

The accompanying financial statements of the Partnerships are presented on a combined basis since both Partnerships are under common control. As such, all inter-partnership transactions have been eliminated in combination.

The Partnerships' combined financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash equivalents include short-term investments with original maturities of three months or less.

Restricted Cash

Restricted cash includes cash and cash equivalent amounts, as defined above, which are restricted under the terms of certain of the Partnerships' agreements. Restricted cash includes amounts restricted for debt service and amounts escrowed with the Township of Logan.

Fuel Inventory

Fuel inventory is stated at the lower of cost or market using the average cost method. The Partnerships determine average cost by summing the weighted average cost per ton of fuel in the inventory at the beginning of the month plus the weighted average cost of fuel additions during the month to determine the average cost per ton of fuel consumed and the ending inventory balance. Fuel inventory consisted of the following components as of December 31, 2002 and 2001.

	2002	2001
Coal	$2,466,035	$1,672,992
Fuel oil	55,732	42,242
Lime	27,523	23,107
	$2,549,290	$1,738,341

Property, Plant and Equipment

Property, plant and equipment, which consist primarily of the Project, are recorded at actual cost. The Project is depreciated on a straight-line basis over 35 years including a residual value on the Project approximating 25 percent of the gross Project costs.

Other property, plant and equipment are depreciated on a straight-line basis over the estimated remaining economic or service lives of the respective assets (ranging from 5 to 10 years). Routine maintenance and repairs are charged to expense as incurred. The following table summarizes the major components of property, plant, and equipment as of December 31, 2002 and 2001:
	2002	2001
Project Facility	$ 507,859,209	$ 506,480,471
Other Equipment	5,066,234	4,990,236
Accumulated Depreciation	(94,304,891)	(83,203,504)
Total	$ 418,620,552	$ 428,267,203

On January 1, 2002 the Partnerships adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, but retains its fundamental provision for recognizing and measuring impairment of long-lived assets to be held and used. This Standard requires that all long-lived assets to be disposed of by sale be carried at the lower of carrying amount or fair value less cost to sell, and that depreciation cease to be recorded on such assets. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, and supersedes previous guidance for discontinued operations of business segments. The initial adoption of this Standard did not have any impact on the Partnerships' financial statements.

Deferred Financing Costs

Financing costs, consisting primarily of the costs incurred to obtain Project financing, are deferred and amortized using the effective interest rate method over the term of permanent financing.

New Accounting Pronouncements Issued But Not Yet Adopted

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. The Partnerships will adopt this Statement effective January 1, 2003. SFAS No. 143 provides accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets. Under the Standard, the asset retirement obligation is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Upon adoption, the cumulative effect of applying this Statement will be recognized as a change in accounting principle in the combined statements of operations. The Partnerships are currently evaluating the impact of applying this Statement.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit and disposal activities initiated after December 31, 2002. In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation establishes new disclosure requirements for all guarantees, but the measurement criteria are applicable to guarantees issued and modified after December 31, 2002. In January 2003, the FASB Issued Interpretation No. 46, Consolidation of Variable Interest Entities. This Interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, application begins in the first fiscal year or interim period beginning after June 15, 2003. The Partnerships do not currently believe that any of these three standards/interpretations will have a material impact on its current financial position or operations.

Derivative Financial Instruments

The Partnerships adopted SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. This standard requires the Partnerships to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or will be recognized in other comprehensive income, a component of partners' capital, until the hedged items are recognized in earnings. The Partnerships have certain derivative commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. Since these activities qualify as normal purchase and normal sale activities, the Partnerships have not recorded the value of the related contracts on its balance sheet as permitted under the standards.

On April 1, 2002, the Partnerships implemented two interpretations issued by the FASB's Derivative Implementation Group (DIG). DIG Issues C15 and C16 clarified the definition of normal purchase and sales included in SFAS No. 133. DIG Issue C15 changed the definition of normal purchases and sales for certain power contracts. DIG Issue C16 disallowed normal purchases and sales treatment for commodity contracts (other than power contracts) that contain volumetric variability or optionality. The Partnerships have reviewed these interpretations and has determined that its commodity contracts for the physical delivery of purchase and sale quantities continue to qualify for the normal purchases and sales exception and therefore are not required to be recognized on the balance sheet.

Revenue Recognition and Accounts Receivable

Revenues from the sale of electricity are recorded based on output delivered and capacity provided at rates specified under contract terms and are reflected in the period in which they are delivered or pertain. Accounts receivable at December 31 represent balances due for electricity and steam sales under standard operating contracts.

Income Taxes

Under current law, no Federal or state income taxes are paid directly by the Partnerships. All items of income and expense of the Partnerships are allocable to and reportable by the Partners in their respective income tax returns. Accordingly, no provision is made in the accompanying combined financial statements for Federal or state income taxes.

3.     BONDS AND LOANS PAYABLE:

In connection with the various agreements discussed below, certain financial covenants must be met and reported on an annual basis as required by grantors. As of December 31, 2002 and 2001, the Partnerships had the following bonds and loans payable:
December 31, 2002
Description	Commitment Amount	Due Date	Balance Outstanding	Interest Expense	Commitment Fees	Letter of Credit Fees
NJEDA Bonds	$ 90,000,000	1/1/15	90,000,000	$1,112,894	n/a	n/a
Reimbursement and Loan Agreement:
Term Loan	350,200,000	9/30/09	210,505,220	10,336,047	n/a	n/a
Bond letter of credit	92,219,000	5/4/04	-	-	n/a	$1,402,500
Debt service reserve letter of credit	20,000,000	11/15/07	-	-	n/a	305,833
Working Capital	9,500,000	5/4/02	-	-	$16,361	n/a

Junior Loan	4,943,205	12/31/09	3,510,047	472,774	n/a	n/a

December 31, 2001
Description	Commitment Amount	Due Date	Balance Outstanding	Interest Expense	Commitment Fees	Letter of Credit Fees
NJEDA Bonds	$ 90,000,000	1/1/15	90,000,000	$2,540,074	n/a	n/a
Reimbursement and Loan Agreement:
Term Loan	350,200,000	9/30/09	234,949,180	16,676,439	n/a	n/a
Bond letter of credit	92,219,000	5/4/04	-	-	n/a	$1,402,500
Debt service reserve letter of credit	20,000,000	11/15/05	-	-	n/a	304,187
Working Capital	9,500,000	5/4/02	-	-	$48,160	n/a

Junior Loan	4,943,205	12/31/09	3,800,060	505,157	n/a	n/a

New Jersey Economic Development Authority ("NJEDA") Bonds

The NJEDA issued and sold $90,000,000 of its Exempt Facility Revenue Bonds (the "Bonds") in order to finance a portion of the costs of constructing and equipping the Project. The issuance of the NJEDA bonds was made pursuant to an Indenture of Trust, which named First Fidelity, N.A., as the bond trustee. The proceeds were lent to the Partnerships pursuant to the NJEDA Authority Loan Agreement. The Bonds, which are secured by an irrevocable letter of credit, provide for interest at variable rates. The weighted-average interest rates on the Bonds were 1.31 percent and 2.82 percent for the years ended December 31, 2002 and 2001, respectively. Remarketing fees paid to the remarketing agent, Goldman Sachs and Co., were $90,000 in 2002 and 2001.

Reimbursement and Loan Agreement

Pursuant to the Third Amended and Restated Reimbursement and Loan Agreement (the "Reimbursement and Loan Agreement") dated as of November 1, 1995, the Partnerships entered into a financing facility with a group of banks (the "Senior Lenders"). Funding from the financing facility is drawn on Union Bank of Switzerland, New York ("UBS"), as the agent for the Senior Lenders. The financing facility provides for a construction/term loan, a bond letter of credit, a debt service reserve letter of credit and a working capital loan. The Reimbursement and Loan Agreement is secured by the Project.

On October 29, 2002, Logan's fuel supplier, Anker Coal Group filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of West Virginia at Morgantown. The Anker Bankruptcy constitutes a Default under Section 9.01(g) of the Loan Agreement. On December 12, 2002, Logan obtained a temporary Waiver of the default created by the Anker bankruptcy until February 28, 2003. The default will be deemed cured in the event that on or prior to February 28, 2003 any of the following below shall have occurred:

(a)	Anker has the Logan Fuel Supply and Transportation Agreement assumed in accordance with Section 365 of the Bankruptcy Code;
(b)	Logan shall have entered into one or more back-up coal supply and transportation agreements;
(c)

Anker shall have rejected the Fuel Supply and Transportation Contract in accordance with section 365 of the Bankruptcy Code and Logan shall have entered into one or more replacement coal supply and transportation agreements of similar terms and conditions.

On January 10, 2003, by Order of the bankruptcy court for the Northern District of West Virginia the Logan Fuel Supply and Transportation Agreement was assumed by Anker in accordance with Section 365 of the Bankruptcy Code. As such, the potential event of default was deemed to be cured.

Term Loan

The term loan commitment was entered into on January 24, 1995 (the "Conversion Date") and was drawn to repay the outstanding balance on the construction loan. The interest rate on the term loan is based upon various short-term indices at the Partnerships' option and may be changed periodically, also at the Partnerships' option. Principal repayments, ranging from $61,285 to $11,495,315, will be due quarterly until September 30, 2009, according to an amortization schedule provided in the Reimbursement and Loan Agreement. The weighted average interest rate paid was 4.64 percent and 6.75 percent for 2002 and 2001 respectively.

Bond Letter of Credit

In order to support certain payments of the NJEDA bonds, the Partnerships requested the Senior Lenders to issue an irrevocable letter of credit. The committed amount of the letter of credit is reduced in the same amounts as the related bond principal is repaid. The fee is between 1.375 and 1.5 percent on the borrowed portion. The expiration date may be extended for one-year periods, annually, at the sole discretion of the Senior Lenders. The letter of credit was extended and currently expires May 4, 2004.

Draws upon the letter of credit are to be used for the payment of principal or interest on the bonds and are to be made only when funds are not available or adequate from the debt service fund or the bond redemption fund, as established in the Bond Indenture of Trust dated April 1, 1992. The Partnerships do not expect to draw on the letter of credit. If any draws are made, however, interest is calculated at a default rate that approximates the prime rate of interest plus a margin of 2.0 percent. If there is any balance outstanding on the letter of credit, the Partnerships also have the option of drawing on a liquidity commitment and a refunding notes commitment by the Senior Lenders. Interest on these draws is based on various short-term interest rates as chosen by the Partnerships, plus an applicable margin. The refunding notes are used to repay the liquidity notes. The refunding notes are to be repaid according to amortization schedules set forth in the Reimbursement and Loan Agreement, with final payment on September 30, 2009.

Debt Service Reserve Letter of Credit

In order to release $15,624,000 from a debt service reserve, the Partnerships requested the Senior Lenders to consent to and issue a $20,000,000 letter of credit instead. The Senior Lenders consented and the letter of credit was integrated into the existing financing structure, creating the Reimbursement and Loan Agreement. The funds released were used to pay amounts due the construction contractor, costs to achieve the letter of credit and distributions to the Partners. The initial expiration date was November 15, 2000, with an annual provision of extending the five-year term at the sole discretion of the providers of the letter of credit. The letter of credit was extended and currently expires on November 15, 2007. Fees for this letter of credit are 1.375 percent of the letter of credit amount.

Working Capital Loan

The working capital loan commitment expired May 4, 2002 and provided up to $9,500,000 for the seasonal working capital requirements of the Project. The Partnerships were required to pay down the loan to zero for a minimum of one week per year. Interest on any outstanding balance was payable quarterly and was calculated based on various short-term indices at the Partnerships' option and is determined separately for each draw. The loan included commitment fees, paid quarterly, of 0.50 percent on the unborrowed portion.

Junior Loan Agreement

On November 1, 1993, in order to finance a portion of the costs of constructing and equipping the Project, the Partnerships renegotiated a junior loan agreement (the "Junior Loan Agreement") with Foster Wheeler Energy Corporation (the "Junior Lender") in the amount of $4,800,000. The Junior Lender advanced no cash to the Partnerships. The advances were made by deferring the final $4,800,000 payment due to the Junior Lender from Bechtel Power Corporation ("BPC") under the construction subcontract between the Junior Lender and BPC. In addition, accrued interest of $143,205 was added to the principal outstanding at the Conversion Date. Interest is due quarterly at the rate equal to the Treasury rate, as defined, plus 4.95 percent. Principal payments are due quarterly between March 31, 1996 and December 31, 2009, according to an amortization schedule provided in the Junior Loan Agreement. There are no fees on the loan commitment and the loan is unsecured..

Future Minimum Payments

Future minimum principal payments as of December 31, 2002, required by the debt instruments outstanding are as follows (in thousands):

	NJEDA Bonds	Term Loan	Junior Loan	Total
2003	-	$24,129	$326	$24,455
2004	-	24,199	367	24,566
2005	-	39,958	413	40,371
2006	-	45,981	464	46,445
2007	-	41,043	522	41,565
Thereafter	90,000	35,195	1,418	126,613
Total Principal	$ 90,000	$ 210,505	$ $3,510	$ 304,015

4.     SUPPLY AGREEMENTS:

Coal Supply Agreement

Logan has a full requirements coal supply agreement with Anker Energy Corporation ("Anker") to supply the Project's coal requirements at costs as defined in the agreement. The contract commenced April 1, 1992 and shall continue for an initial term ending December 31, 2014. The contract contains a five-year automatic extension if neither party cancels the contract.

Effective March 15, 2002 Logan and Anker entered into a Settlement Agreement resolving all issues related to specific claims previously raised by Anker. Both parities released one another from all claims pending in the arbitration and agreed on (1) a new Base Price effective for 2002 and (2) an index to adjust the Base Price annually going forward. The parties settled on a Base Price of $44 per ton for the remainder of 2002 commencing March 15, 2002 and an index to adjust the Base Price annually based on FERC 423 reported data by eastern US plants meeting mutually agreed filter criteria.

Lime Supply Agreement

Logan has a full requirements lime supply agreement with Graymont (PA) Inc., formerly Bellefonte Lime Company, Inc. for supply of the Project's lime requirements. The contract has an initial term of 20 years, commencing on September 22, 1994, with a five-year automatic extension if neither party cancels the contract. Logan is required to purchase a minimum of 1,500 tons of limestone per year, at an initial delivered cost of $76 per ton. The initial cost is escalated annually each October 1 based on price index formulas as defined in the agreement.

Ash Management Services Agreement

Logan has a full requirements ash management services agreement with ISG Resources, Inc., formerly JTM Industries, Inc., for removal, transportation and reuse of all ash produced at the Project. The contract has an initial term of 20 years, commencing on January 1, 1995, with a five-year automatic extension if neither party cancels the contract. The agreement provides for an initial monthly fee of $46,415, plus a base cost of $5.30 per ton and a surplus cost of $17.50 per ton for the first 2,500 tons shipped in a month. All components of the cost are subject to escalation annually in accordance with the agreement.

5.     SALES AGREEMENTS:

Power Purchase Agreement

Logan has a 30-year power purchase agreement ("PPA"), which commenced on September 22, 1994, with AE/Conectiv for the sale of 200 MW of the Project's electricity output, as dispatched by AE/Conectiv. The PPA provides for both capacity and energy payments, incentive payments and payments under an Interest Rate Mode Adjustment Procedures Agreement ("IRMA") as defined in the PPA. The pricing structure is based on a contractual formula, which escalates annually by a measure of inflation and electricity price index formulas. According to the IRMA, AE/Conectiv shall direct Logan to make any and all interest rate mode elections available to Logan from time to time under the Reimbursement and Loan Agreement and the NJEDA Bonds. AE/Conectiv in turn makes payments to Logan sufficient to cover interest costs based upon these elections. Sales under the PPA represent 97.5 percent and 97.6 percent of Logan revenues for 2002 and 2001 respectively.

Power Sales Agreement

Logan entered into a supplemental Power Sales Agreement ("PSA") with Conectiv for the sale of up to 20 MWs of excess energy. The contract began on June 1, 2001 and terminated on May 31, 2002. Effective June 1, 2002 Logan renewed the 1-year PSA, for the sale of the Project's excess energy and capacity. The PSA provides for energy payments based on locational market prices net of a $7,500 per month administrative fee paid to AE/Conectiv. Capacity payments are based on Logan's Excess Unforced Capacity payable at $15.375/MW day. Payments of $2,023,769 and $2,562,125 were received from Conectiv in 2002 and 2001, respectively.

Steam and Electricity Sales Agreements

Logan has 30-year steam and electric sales agreements, which commenced on January 1, 1995, with Monsanto Chemical Company ("Monsanto") to provide all of Monsanto's steam and electricity needs. Monsanto Company's shareholders approved a spin-off of Monsanto's Chemical business as a separate company, Solutia, Inc., effective September 1, 1997. Logan agreed to the assignment of the steam sales agreement to Solutia, Inc. Solutia sold its polymer modifiers business, which included this New Jersey plant, to Ferro Corporation ("Ferro") effective July 31, 2000. Logan agreed to the assignment of the steam sales agreement to Ferro. Under the steam agreement, Ferro has agreed to purchase all its steam requirements from Logan, and at a minimum, the lesser of the full amount of steam required for Logan to maintain its Qualifying Cogeneration Facility status as defined in 1988 under the Public Utility Regulatory Policies Act or thirty-five thousand pounds per hour. Steam revenues average between $1.00/klbs. and $0.50/klbs. in accordance with the agreement. Logan assigned the electric sales agreement to AE/Conectiv effective September 24, 1996.

6.     RELATED-PARTY TRANSACTIONS:

Management Services Agreement

The Partnerships have a management services agreement with NEG. The agreement provides for NEG to provide day-to-day management and administration of the Partnerships' business relating to the Project. The agreement will continue for 33 years from commencement. Compensation to NEG under the agreement includes an annual base fee of $400,000, escalated annually, wages and benefits for employees working on behalf of the Partnerships and other costs directly related to the Partnerships. Total payments to NEG were $2,997,568 and $3,307,461 in 2002 and 2001, respectively. As of December 31, 2002 and 2001, the Partnerships owed NEG $287,436 and $348,430, respectively, which is included in accounts payable in the accompanying combined balance sheets.

Operations and Maintenance Agreement

The Partnerships have an operations and maintenance agreement with PG&EOSC for operations and maintenance of the Project during construction and for 10 years after substantial completion of construction of the Project. Thereafter, the agreement will be automatically renewed for periods of 5 years until terminated by either party with at least 12 months notice. Compensation to PG&EOSC includes the reimbursement of direct and indirect operational expenses, a base fee of $500,000 per year, additional fees based on targeted plant performance, a safety bonus of up to $500 per employee per year and an employee incentive bonus up to 30 percent of base wages. These fees are adjusted annually by a measure of inflation as defined in the agreement. If targeted plant performance is not reached, PG&EOSC will pay liquidated damages to Logan. Total payments to PG&EOSC were $7,503,966 and $7,106,967 in 2002 and 2001, respectively. As of December 31, 2002 and 2001, the Partnerships owed PG&EOSC $700,138 and $713,656, respectively, which are included in accounts payable in the accompanying combined balance sheets. As of December 31, 2002 and 2001, the Partnerships have accrued $2,066,354 and $2,240,891, respectively, for bonuses and fees to PG&EOSC, which is included in other accrued liabilities in the accompanying combined balance sheets.

7.     COMMITMENTS AND CONTINGENCIES

Litigation: AE/Conectiv

By letter dated March 15, 1999, the Partnerships initiated an arbitration against AE/Conectiv under the terms of the PPA. The Partnerships sought a declaration that the PPA allows it to establish certain procedures for determining Logan's heat rate upon which energy payments to Logan are based, and that the procedure, which Logan has established for this purpose, is therefore proper under the PPA. In addition, Logan sought to recover the costs of the arbitration.

AE/Conectiv counterclaimed, contending that Logan's heat rate testing procedure is a breach of the PPA and, it broadened that counterclaim to assert that on the basis of such breach the PPA should be terminated. AE/Conectiv also sought damages that are as high as $7 million, costs and an order declaring that Logan's heat rate testing procedure must conform to that used by the plant's construction contractor in final acceptance testing and recovering the cost of the arbitration. On February 9, 2000, AE/Conectiv also sent Logan a letter purporting to terminate the PPA, subject to the outcome of the arbitration.

Hearings before the arbitration panel began on October 30, 2000 and concluded on November 8, 2001 after 39 hearing days. The arbitrators' award was issued on January 4, 2002. The arbitrators denied AE/Conectiv's request for contract termination and its request for an order declaring that Logan's heat rate test procedure must conform to the final acceptance test procedure. The arbitrators also denied AE/Conectiv's request for damages insofar as it was based on recalculation of energy payments before February 9, 2000. The arbitrators also declared that Logan has the discretion to specify heat rate testing procedures, subject to certain limitations on that discretion. The award further provides for a test to be conducted not later than 12 months from the date of the award and for the facility heat rate multiplier determined in that test to be applied retroactively for billing purposes effective as of February 9, 2000. The decision directs each party to bear half of the compensation and expenses of the neutral arbitrator and of the American Arbitration Association.

On April 3, 2002, AE/Conectiv commenced a proceeding in the Superior Court of New Jersey, Gloucester County to confirm and enforce the arbitration award. On May 28, 2002 the court entered an order to which AE/Conectiv and Logan stipulated confirming the award of the arbitrators.

The heat rate test has been completed along with the calculations respecting its retroactive application. AE/Conectiv has objected to the test results because the heat rate tests demonstrated that the Logan facility operates at higher heat rates than AE/Conectiv anticipated or projected. On December 31, 2002 Logan received a letter from AE/Conectiv refusing to accept the results of the heat rate tests alleging numerous flaws and omissions in Logan's testing procedure and process. Logan is currently reviewing AE/Conectiv's technical points and plans a formal response in early 2003. Logan has recorded an accrued liability of $3,605,721 related to this issue as of December 31, 2002.

8.     FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of the Partnerships' cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, interest payable and other accrued liabilities approximate fair value because of the short maturities of these instruments.

The fair value of the Partnerships' bonds and loans payable and junior loans payable are equal to their carrying value because of the variable nature of the interest obligations thereon.